# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Conduit Pharmaceuticals Inc., CIK 0001896212
CUSIP: 20678X304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 06/03/2025
Amends the filing with accession number 0001493152-24-037144
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 174,949; sole dispositive power 0; shared dispositive power 174,949; aggregate amount beneficially owned 174,949 (6% of the class)
  Comment: On January 24, 2025, the Issuer effected a 1-for-100 reverse stock split (the "January Reverse Split") and, on May 15, 2025, subsequently effected a 1-for-15 reverse stock split (together with the January 2025 Reverse Split, the "Reverse Splits"). The number of shares of Common Stock reported has been adjusted to give effect to the Reverse Splits.
- Andrew Regan (CIK 0001991325): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 44; shared voting power 174,949; sole dispositive power 44; shared dispositive power 174,949; aggregate amount beneficially owned 174,993 (6% of the class)
  Comment: The number of shares of Common Stock reported has been adjusted to give effect to the Reverse Splits.
- Algo Holdings, Inc. (CIK 0001991236): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 118; sole dispositive power 0; shared dispositive power 118; aggregate amount beneficially owned 118 (0% of the class)
  Comment: The number of shares of Common Stock reported has been adjusted to give effect to the Reverse Splits.
- Manoira Corporation (CIK 0002077215): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 154,799; sole dispositive power 0; shared dispositive power 154,799; aggregate amount beneficially owned 154,799 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Conduit Pharmaceuticals Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Conduit Pharmaceuticals Inc., a Delaware corporation (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D") originally filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by the Reporting Persons with the Commission on September 19, 2024 ("Amendment No. 1" and, together with the Original Schedule 13D, the "Schedule 13D").

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
"Item 2. Identity and Background." of the Schedule 13D is being amended and restated by this Amendment No. 2 as follows:

(i) Corvus Capital Ltd., a Cayman Islands exempted company ("Corvus");
(ii) Algo Holdings, Inc., a Delaware corporation ("Algo");
(iii) Manoira Corporation, a Delaware corporation ("Manoira"); and
(iv) Dr. Andrew Regan, a British citizen.

Algo is a wholly-owned subsidiary of Corvus. Corvus is the owner of 99.0% of the equity interests of Manoira. Dr. Regan is the sole director of Manoira and the Chief Executive Officer and sole shareholder of Corvus. The principal business office address of each of Corvus and Dr. Regan is Willow House, Cricket Square, Cayman Islands, Grand Cayman, KY1-1107. The principal business office address of Algo is 100 W. Cypress Creek Road, Suite 640, Fort Lauderdale, Florida 33309. The principal business office address of Manoira is C/O Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

The following individuals are officers or directors of Corvus:
Dr. Andrew Regan, Chief Executive Officer. Dr. Regan's principal occupation is acting as the Chief Executive Officer of Corvus Capital, an investment vehicle, and the Chief Executive Officer of the Issuer.

The following individuals are officers or directors of Algo:
Alexander Lambert, Director. Mr. Lambert's principal occupation is working as an attorney.

The following individuals are officers or directors of Manoira:
Dr. Andrew Regan, Director. Dr. Regan's principal occupation is acting as the Chief Executive Officer of Corvus Capital, an investment vehicle, and the Chief Executive Officer of the Issuer.

During the last five years, neither Reporting Person nor any executive officer or director of Corvus, Algo or Manoira has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended and restated by this Amendment No. 2 as follows:

All of the shares of Common Stock to which this Schedule 13D relates that are owned directly by Algo, Corvus and Dr. Regan were acquired by such Reporting Persons as consideration pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 8, 2022, and as amended on January 27, 2023, and May 11, 2023 (the "Merger Agreement"), by and among the Issuer, Conduit Pharmaceuticals Limited, a Cayman Islands exempted company ("Old Conduit"), and Conduit Merger Sub, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of the Issuer (the "Merger Sub"). On September 22, 2023, upon consummation of the transaction contemplated by the Merger Agreement, the Merger Sub was merged with and into Old Conduit, with Old Conduit surviving the merger as a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the terms of the Merger Agreement, (i) Corvus received 31,148,454 shares of Common Stock as consideration for the Old Conduit ordinary shares held by it, (ii) Algo Holdings received 14,378,695 shares of Common Stock as consideration for the Old Conduit ordinary shares held by it; and (iii) Dr. Regan received 66,650 shares of Common Stock in respect of the convertible promissory notes, which were converted into Old Conduit ordinary shares immediately prior to the consummation of the Merger, of Old Conduit held by him.

All of the shares of Common Stock to which this Schedule 13D relates that are owned directly by Manoira were acquired by Manoira pursuant to the terms of that certain Joint Development Agreement, dated as of June 3, 2025 (the "Joint Development Agreement"), by and between the Issuer and Manoira. Pursuant to the terms of the Joint Development Agreement, on June 3, 2025, Manoira received 154,799 shares of Common Stock, representing an up-front consideration of $500,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is being amended and restated by this Amendment No. 2 as follows:

Algo, Corvus and Dr. Regan acquired the shares of Common Stock owned directly by each such Reporting Person in connection with the Merger contemplated by the Merger Agreement for investment purposes. The information contained in Item 3 of this Amendment No. 2 is incorporated herein by reference.

In September 2023, in connection with the Merger, Corvus and Algo entered into a participation and inducement agreement (the "Inducement Agreement") with a third party investor in the Issuer, whereby Corvus and Algo agreed to provide certain payments to such investor in the event Corvus and Algo sold or pledged in a debt transaction any of the shares it was receiving in the Merger. In certain circumstances, such investor may have a right to cause Corvus to transfer certain of its shares to such investor.

On March 26, 2024, Algo pledged (such pledge, the "Algo Pledge") 14,378,695 shares of Common Stock directly owned by it, which constituted all of the shares of Common Stock held in its margin account at RBC Capital Markets, LLC ("RBC"), to RBC as collateral for a loan, pursuant to that certain Control and Restricted Loan Agreement, dated March 26, 2024, by and between Algo and RBC (the "Loan Agreement"). The loan proceeds were used to pay a portion of certain amounts owed by Corvus and Algo to the third party investor pursuant to the Inducement Agreement.

On June 14, 2024, Corvus transferred 1,100,000 shares of Common Stock directly owned by it to Algo for no consideration, pursuant to that certain Securities Transfer Request dated June 13, 2024 (the "Transfer Request" and such transfer, the "Corvus Transfer").

On June 24, 2024, Corvus entered into a Guaranty of Account with RBC (the "Guaranty of Account") to guarantee Algo's remaining obligations under the Loan Agreement and in connection therewith pledged 30,048,454 shares of Common Stock directly owned by it, which constituted all of the shares of Common Stock held in Corvus's margin account at RBC, to RBC (such pledge, the "Corvus Pledge").

From July 3, 2024 to July 17, 2024, RBC sold a total of 15,301,068 shares of Common Stock from Algo's account at RBC pursuant to the terms and conditions of the Loan Agreement, as detailed on Schedule A attached hereto.

On June 3, 2025, Manoira entered into the Joint Development Agreement with the Issuer and agreed to fund all of the development activities of the collaboration and, in lieu of any further obligation for development costs, the Issuer issued 154,799 shares of Common Stock as an up-front consideration of $500,000.

The foregoing descriptions of the Loan Agreement, the Transfer Request, the Guaranty of Account and the Joint Development Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, the Transfer Request and the Guaranty of Account, which are filed as Exhibits 8, 9, 10 and 12, respectively, to the Schedule 13D and incorporated herein by reference.

Dr. Regan is the Chief Executive Officer of the Issuer and serves as a director on the Issuer's board of directors. Accordingly, Dr. Regan may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of the Schedule 13D. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of the Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. The Reporting Persons may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons' liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 2 as follows:

(a)-(b) The percentage ownership of shares of Common Stock set forth in this Amendment No. 2 is based upon 2,925,862 shares of Common Stock outstanding as of July 21, 2025, as independently confirmed by the Issuer.

On January 24, 2025, the Issuer effected a 1-for-100 reverse stock split (the "January Reverse Split") and, on May 15, 2025, subsequently effected a 1-for-15 reverse stock split (together with the January 2025 Reverse Split, the "Reverse Splits"). The number of shares of Common Stock reported has been adjusted to give effect to the Reverse Splits.

Corvus beneficially owns 174,949 shares of Common Stock, including 20,032 shares of Common Stock owned directly by Corvus, 118 shares of Common Stock owned directly by Algo, its wholly-owned subsidiary, and 154,799 shares of Common Stock owned directly by Manoira, of which Corvus is owner of 99% of its equity interests, which represents approximately 5.98% of the issued and outstanding shares of Common Stock as of July 21, 2025.

Dr. Regan beneficially owns 174,993 shares of Common Stock, including 44 shares of Common Stock held directly by Dr. Regan, 20,032 shares of Common Stock owned directly by Corvus, 118 shares of Common Stock owned directly by Algo and 154,799 shares of Common Stock owned directly by Manoira, which represents approximately 5.98% of the issued and outstanding shares of Common Stock as of July 21, 2025. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus. Algo is a wholly-owned subsidiary of Corvus. Dr. Regan is the sole director of Manoira, of which Corvus is the 99.0% owner of its equity interests. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus, Algo and Manoira. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

Algo beneficially owns 118 shares of Common Stock, which represents approximately 0.00% of the issued and outstanding shares of Common Stock as of July 21, 2025.

Manoira beneficially owns 154,799 shares of Common Stock, which represents approximately 5.29% of the issued and outstanding shares of Common Stock as of July 21, 2025.

To the Reporting Persons' knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 2, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." of the Schedule 13D is being amended by this Amendment No. 2 to add the following:

The disclosure in Item 4 hereof with respect to the Joint Development Agreement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 2 to add the following exhibit:

12. Joint Development Agreement, dated June 3, 2025, by and between Manoira Corporation and Conduit Pharmaceuticals Inc.

99.1 Joint Filing Agreement, by and among Corvus Capital Ltd., Algo Holdings, Inc., Manoira Corporation, and Andrew Regan, dated as of July 31, 2025.

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (07/31/2025)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (07/31/2025)
- Algo Holdings, Inc.: /s/ Alexander Lambert, Alexander Lambert/Director (07/31/2025)
- Manoira Corporation: /s/ Andrew Regan, Andrew Regan/Director (07/31/2025)